June 17, 2014

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 6010

Washington, D.C. 20549-3628

Attn:	Jeffrey P. Riedler
Bryan J. Pitko
Austin Stephenson

Re:	Kite Pharma, Inc.
Registration Statement on Form S-1
File No. 333-196081
Request for Acceleration

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned, as the representatives of the prospective underwriters of the above issue, hereby join in the request of Kite Pharma, Inc. that the effectiveness of the Registration Statement on Form S-1 (Registration No. 333-196081) be accelerated so that the Registration Statement will become effective at 4:00 P.M. Eastern Time on June 19, 2014, or as soon thereafter as practicable.

Pursuant to Rule 460 under the Securities Act of 1933, as amended, and in connection with the foregoing, please note that the underwriters have effected between June 11, 2014 and the date hereof approximately the following distribution of the preliminary prospectus:

837 to institutions;

575 to prospective underwriters; and

101 to others.

The undersigned, as the representatives of the prospective underwriters of the above issue, hereby represent on behalf of the underwriters that the underwriters are acting in compliance and will act in compliance with the provisions of Rule 15c2-8 promulgated under the Securities Exchange Act of 1934, as amended, in connection with the above proposed offering.

[Remainder of Page Intentionally Left Blank; Signature Page Follows]

Very truly yours,

JEFFERIES LLC
CREDIT SUISSE SECURITIES (USA) LLC

By: JEFFERIES LLC

By: /s/ Sage Kelly
Name: Sage Kelly
Title: Managing Director

By: CREDIT SUISSE SECURITIES (USA) LLC

By: /s/ Kristin DeClark
Name: Kristin DeClark
Title: Director